Exhibit 1.A(3)(b)(ii)

SCHEDULE L

COMPENSATION SCHEDULE
ASSET PORTFOLIO MANAGER

This Schedule is an attachment to the ING America Equities, Inc. ("ING America Equities") Selling Agreement by and among the parties pursuant to paragraph 17 of that Selling Agreement. It is effective as of October 25, 2001 or the date that Selling Broker-Dealer submits an application for this product, whichever is later. The provisions of this Schedule shall apply only to Security Life Asset Portfolio Manager policies solicited and issued while this Schedule is in effect. All compensation payable under this Schedule shall be subject to the terms and conditions contained herein at the time of issue of the policy by Security Life of Denver Insurance Company ("ING Security Life").

PCA (Primary Commissionable Amount) is the target premium in years one through five for Option S (shown on policy schedule pages). Gross premium paid up to the PCA in a year is commissioned at the full PCA rate. A new PCA is generated when a new base coverage segment is created. Note that a death benefit option change does not create a new PCA. Premium dollars are allocated first to PCA, then to SCA, and then to RCA

Under Option M, if the gross premium paid in year one is less than the PCA, the difference is carried over to the second year. Premium received in year two or later up to this difference are commissioned at the full PCA commission rate.

SCA (Secondary Commissionable Amount) is equal to the difference between the gross premium received in each segment year and the corresponding PCA for that year. In the year that a new coverage segment is created all premium received in excess of the PCA total for that year is commissioned at the RCA rate.

RCA (Renewable Commissionable Amount) equals the gross premium received per segment year six (Option S) or year two (Option M) and thereafter.

1.	Commission Structure - Option S (Standard):
PCA		SCA	RCA		Trail (as a percent of net account value)
Year 1	Years 2-5	Years 1 -5	Years 6-10	Years 11+	Years 2-20	Years 21+
65%	19%	3%	3%	2%	0.15%	0.10%

2.	Commission Structure - Option M (Modified):
PCA	SCA	RCA		Trail (as a percent of net account value)
Year 1	Year 1	Years 2-10	Years 11+	Years 2-20	Years 21+
95%	4%	4%	2%	0.15%	0.10%

3.	Selection of Commission Structure: is made at the time of policy application and cannot be changed once the application is received by ING Security Life. If no commission structure is requested on the application, Option S will apply.

4.	Trail Commissions: For policy years two through twenty, the annualized trail commission is 0.15% and for policy year twenty-one and thereafter it is 0.10%. The trail commission is calculated and paid at the end of each month based on each policy's net account value at the end of the prior month.

The trail commission is payable only for those policies in force, and not subject to grace period provisions, on that date.

5.	Premium Receipt: Premium received within 15 days prior to a policy anniversary will result in the agent receiving commissions at the same rate as if the premium was paid on the anniversary date.

6.	Riders: Commissionable riders will have a separate target premium which is set at issue and is level thereafter. The Adjustable Term Insurance Rider has no target premium associated with it.

7.	Commission Calculation: Commissions shall be calculated only on premium actually received and accepted by ING Security Life. Commissions shall be paid only on an earned basis. Outstanding loan amounts carried over as part of a 1035 exchange are not considered commissionable premium.

8.	Premium Allocation: If the Stated Death Benefit has been increased since the policy date, premiums received are allocated to the coverage segments in the same proportion that the target premium for each segment bears to the total target premium for all policy stated death benefit segments.

9.	Death Benefit Increases: If a premium payment accompanies a request for a Stated Death Benefit increase or is received while a request is pending, the payment will be applied to the policy but commissions shall not be payable until the increase is effective. The commission shall then be payable based on the premium being allocated among the segments and the new target premium after the increase, using the compensation schedule in effect at the date the Policy was originally issued.

10.	Compensation Payments: Compensation on initial premium shall be due to the Selling Broker-Dealer at the time of the issuance of the policy. Thereafter, it shall be payable at the time of the receipt and acceptance of premium by ING Security Life, except that the amount, and the time of payment of compensation on stated death benefit increases, replacements, reissues, changes, conversions, exchanges, term renewals, term conversions, premiums paid in advance, policies issued on a "guaranteed issue" basis, policies requiring facultative reinsurance arrangements, and other special cases shall be governed by ING Security Life's underwriting and administrative rules then in effect. The Compensation shall be payable to the Selling Broker-Dealer in accordance with the Schedule L in effect at the time of issue of the policy.

11.	Internal Exchanges: Commissions on the exchange of any policy issued by ING Security Life or any other ING affiliate for an Asset Portfolio Manager policy, if any, will be paid in accordance with the internal exchange procedures in effect at ING Security Life on the date the exchange is completed. If the Representative responsible for the exchange is not the producer of the original policy, and the original producer is still active with ING Security Life, no commission will be payable to the Representative or the Selling Broker-Dealer.